

September 20, 2011

Via E-mail
Daniel R. Gilbert
Chief Executive Officer and Chief Investment Officer
NorthStar Senior Care Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re:** **NorthStar Senior Care Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 24, 2011**
> **File No. 333-170802**

Dear Mr. Gilbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 23

1.   We note your revised disclosure on page 23 that additional risks and uncertainties not currently known to you or that you currently deem immaterial may also materially adversely affect your business, operating results, prospects and financial condition. Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

Targeted Investments, page 109

2.   We note your response to comment 2 from our letter dated February 1, 2011, as well as your revised disclosure on page 109. Please revise to clarify whether you

intend subordinate mortgage and mezzanine loans to represent a significant portion of your portfolio. Also, please clarify your target allocation for healthcare-related commercial real estate securities. Please make corresponding revisions to the related disclosure on page 9.

3.   We note your disclosure on page 109 that you intend to have a primary emphasis on private pay assisted living and memory care facilities. Please disclose whether you intend to invest in any debt and equity investments in health care facilities that provide government-funded services as opposed to private pay facilities. Although we note the risk factors on pages 47 and 48, please revise, as appropriate, to disclose any specific risks to you associated with any decreases in Medicare reimbursement rates and whether any decrease in government-funded reimbursements would impact private pay facilities.

Appendix A: Prior Performance Tables

4.   Please revise the line item "Date of final sale of security" to include a date or advise.

Table V – Sale or Disposition of Assets, page A-9

5.   In the "Total" column, please note the allocation of the taxable gain between ordinary and capital, and identify those sales that are being reported for tax purposes on the installment basis or advise. Refer to Industry Guide 5, Table V, footnote (4).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Lesley H. Solomon, Esq.
         Alston & Bird LLP